Marriott International, Inc. Corporate Headquarters	10400 Fernwood Rd. Bethesda, MD 20817

March 25, 2021

Mr. William Demarest
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, DC 20549

Re:    Marriott International, Inc.
Form 10-K for the fiscal year ended December 31, 2020
Filed February 18, 2021
File No.: 001-13881

Dear Mr. Demarest:

On behalf of Marriott International, Inc. (“Marriott,” “we” or “our”), this responds to your letter dated March 22, 2021 to Kathleen K. Oberg, Executive Vice President and Chief Financial Officer, which sets forth the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on Marriott’s Form 10-K for the fiscal year ended December 31, 2020 (the “2020 Form 10-K”). The Staff’s comment is set forth below, followed by our related response. If you have further questions, we would be pleased to discuss the response with you at your convenience.

Form 10-K for the Year Ended December 31, 2020
Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 41

1. We note your auditor has concluded in their report that the Company has maintained effective internal control over financial reporting as of December 31, 2020. Separately, on page 42, the auditor’s report indicates an adverse opinion has been expressed. Please clarify.

Response to Comment #1

Shortly before receiving the Staff’s comment, we identified a typographical error in Ernst & Young LLP’s (“EY”) financial statement audit opinion that incorrectly referred to the separate attestation on internal control over financial reporting (“ICFR”) as being “adverse” due to an oversight in updating the audit report from the prior year. Both management and EY had

Mr. William Demarest
March 25, 2021

concluded, as stated in management’s report on ICFR and EY’s attestation report on ICFR, that Marriott’s ICFR was effective as of December 31, 2020. We have evaluated the error and, in light of the totality of the disclosures in the 2020 Form 10-K, we do not believe an amended filing is necessary.

In Part II, Item 8 of the 2020 Form 10-K, on page 40 is management’s report on ICFR, in which management states its conclusion that, as of December 31, 2020, Marriott’s ICFR was effective to provide reasonable assurance of the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. On page 41 is EY’s February 18, 2021 report on ICFR, in which EY states its unqualified opinion that Marriott maintained, in all material respects, effective ICFR as of December 31, 2020. There is no description of any material weakness in either management’s report or EY’s report. On page 42 is EY’s report on Marriott’s financial statements, which report contains an incorrect cross-reference describing EY’s separate opinion on ICFR. Instead of correctly stating that EY expressed an “unqualified” opinion on ICFR, the report states that EY expressed an “adverse” opinion.

We believe that a reasonable investor would not be misled by this typographical and immaterial error in the financial statement opinion given EY’s attestation report on ICFR on the prior page, management’s report on ICFR on the page before that, and the absence of any disclosures of material weaknesses. There might be a concern if the audit report inappropriately implied that EY’s ICFR opinion was unqualified when, in fact, it was not. However, this is not our circumstance.

Accordingly, we do not believe that an amendment to the 2020 Form 10-K is necessary.

*    *    *

We acknowledge that Marriott is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me at (301) 380-4973 if you have any further questions or would like to discuss our response.

Sincerely,

/s/ Kathleen K. Oberg

Kathleen K. Oberg
Executive Vice President, Chief Financial Officer